TRANSMISSÃO
PAULISTA

RECEIVED

2006 APR -7 P 3:42

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Data São Paulo, March 30, 2006

Ref.CT/F/01468/2006

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

06012312

Gentleman/Madam:

We are enclosig herewith, a copy of the following documents for your archives:

-Abstract of the Minutes of Meeting of the Board of Directors held on March 16, 2006, regarding the approval of the proposals to be opportunely submitted to the deliberation of the Ordinary and Extraordinary General Shareholders' Meetings;

-Call Notice of Ordinary and Extraordinary General Shareholders' Meetings to be held on April 20, 2006, at 2:00 p.m, published yesterday in the newspapers Folha de São Paulo, Diário Oficial do Estado de São Paulo and Valor Econômico.

We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

PROCESSED
APR 10 2006
THOMSON
FINANCIAL

dlw 4/10

Enclosure: as above mentioned

Copy to: Mr. Edgar Piedra
The Bank of New York

Companhia de Transmissão de Energia Elétrica Paulista

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CNPJ 02.998.611/0001-04

NIRE 35300170571

ABSTRACT OF THE MINUTES OF THE 141st MEETING OF THE BOARD OF DIRECTORS

On March 16, 2006, at 09:00 a.m., duly called by the Chairman of the Board of Directors, according to article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista to appreciate and deliberate on the **"Report of the Administration and Financial Statements as of the fiscal year ended 12/31/2005, the Capital Budget for 2006 and the Income Destination of 2005".** Taking the floor, the Chairman of the Board of Directors, Mr. Mauro Guilherme Jardim Arce, registered the presence of the President and Chief Executive Officer of the Company, Mr. José Sidnei Colombo Martini, of the Chief Financial Officer and Investors Relations Director, Mr. Cláudio Cintrão Forghieri, of the Technical Director, Mr. Celso Sebastião Cerchiari, and of the Administrative Director, Mr. Gerson Fontoura da Silva Kozma, as well as of the Accountant of the CTEEP, Mr. Clovis José Rossi, of the Audit Committee Members, Ms. Ana Maria Linhares Richtman, Mr. Tomás Bruginski de Paula and Mr. Raimundo Francisco Alencar de Melo, and of the representative of the Deloitte Touche Tohmatsu Auditores Independentes, Mr. Maurício Pires de Andrade Resende. After concluded the explanation by the Chief Financial Officer and Investors Relations Director, based on the documents previously distributed, including the Financial Statements, Report of the Administration and on the transparent sheets shown, the Chairman of the Board of Directors put the matter to discussion and, after analyzing the documents and debating the matter, the Councilmembers informed they agree with the data stated in the Financial Statements. .... Following, the Chairman of the Board of Directors, Mr. Mauro Guilherme Jardim Arce, put the matter to voting, that resulted **approved** by the majority of votes, registering the contrary votes of the Councilmembers Mr. Rogério da Silva, Mr. Valter Correia da Silva and Fernando José Tenório Acosta. Following, the Chairman of

the Board of Directors submits to discussion and vote the **Call to the Ordinary and Extraordinary General Shareholders' Meeting**, that resulted unanimously **approved,** having the Proposal of the Board of Directors to the Ordinary General Shareholders' Meeting and respective Call the following content: *"PROPOSAL OF THE BOARD OF DIRECTORS TO THE ORDINARY GENERAL SHAREHOLDERS' MEETING OF 04/20/2006. The Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista submitted to appreciation and deliberation of the shareholders the following proposals: 1) Accounts of the administrators and financial statements of the Company, related to the fiscal year ended December 31, 2005. 2) Capital budget for 2006, for the purposes foreseen in article 196, of Law 6.404/76, that deals with the withholding of the portion of the net profit of the fiscal year. 3) Imputation of R$239,354,000.00 of remuneratory interest on own capital, equivalent to R$1.603334 per lot of a thousand shares, whose credits were previously approved by the Board of Directors, at the value of the dividends owed to the shareholders regarding the fiscal year of 2005, as provided for in article 32, paragraph 3, of the Bylaws. 4) Destination of R$97,300,000.00 to the shareholders, as additional dividends, equivalent to R$0.651773 per lot of a thousand shares, regarding the fiscal year of 2005, to be paid within the term of 60 days after the holding of the Ordinary General Shareholders' Meeting. 5) Maintenance of the profit remaining balance regarding the fiscal year of 2005, in the amount of R$109,657,492.45, in the Retained Earnings account, according to article 196 of Law 6.404/76, and article 8, of CVM Instruction 59/86. São Paulo, March 16, 2006. Mauro Guilherme Jardim Arce, Chairman of the Board of Directors." "CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA. CNPJ 02.998.611/0001-04. OPEN CAPITAL COMPANY. ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETINGS. CALLING. The shareholders are called, as provided for in articles 10 and 11 of the Bylaws, to meet in Ordinary and Extraordinary General Shareholders' Meetings of this Company, to be held on April 20, 2006, at 02:00 p.m., in its head office, at Rua Bela Cintra, 847 – 9th floor, in this city, in order to deliberate on the following agenda: 1) Accounts of the Administrators and Financial Statements related to the fiscal year of 2005; 2) The Capital Budget for 2006, for the purposes foreseen in article 196 of Law 6.404/76. 3) Imputation of R$239,354,000.00 of*

remuneratory interest on own capital, equivalent to R$1.603334 per lot of a thousand shares, whose credits were previously approved by the Board of Directors, at the value of the dividends owed to the shareholders regarding the fiscal year of 2005, as provided for in article 32, paragraph 3, of the Bylaws. 4) Destination of R$97,300,000.00 to the shareholders, as additional dividends, equivalent to R$0.651773 per lot of a thousand shares, regarding the fiscal year of 2005. The shareholders stated in the share position ascertained on 04/20/2006 shall be entitled to the dividends, being the shares negotiated as from 04/21/2006 in the Stock Exchanges considered "ex-dividends". The payment shall be made without monetary adjustment within the term of 60 days after the holding of the Ordinary General Shareholders' Meeting. There will be no withholding at source, according to article 10 of Law 9.249/95. 5) Maintenance of the profit remaining balance regarding the fiscal year of 2005, in the amount of R$109,657,492.45, in the Retained Earnings account, according to article 196 of Law 6.404/76, and article 8, of CVM Instruction 59/86. 6) Election of the members of the Audit Committee, regular and alternate. 7) Election of member of the Board of Directors to fill the vacancy opened due to resignation reason, and new election of the entire Board of Directors according to paragraph 3 of article 141 of Law 6.404/76. 8) Ratification of the payment of premium to the administrators, according to CODEC Official Letter No. 211/2005, of 12/20/2005, and as provided for in article 152 of Law 6.404/76. According to CVM Instructions Nos. 165/91 and 282/98, for the adoption of the multiple vote process, a minimum percentage of 5% (five per cent) of participation in the voting capital will be necessary. The documents regarding the matters to be appreciated in the General Shareholders' Meeting are at the disposal of the Shareholders in the head office of the Company. The documents regarding items 1 to 5 are also available on the site www.cteep.com.br/Investidores. *São Paulo, March 16, 2006. Mauro Guilherme Jardim Arce, Chairman of the Board of Directors."* ....

These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Antonio Carlos Rizeque Malufe, Carlos Pedro Jens, Fernando Carvalho Braga, Fernando José Tenório Acosta, Fernando Maida Dall'Acqua, Luiz Tacca Junior, Miguel Carlos

TRANSMISSÃO PAULISTA

Fontoura da Silva Kozma, Norberto de Franco Medeiros, Rogério da Silva, Sílvio Aleixo and Valter Correia da Silva.

São Paulo, March 16, 2006

Mauro Guilherme Jardim Arce Chairman of the Board of Directors	Ligia Ourives da Cruz Ferreira Executive Secretary of the Board of Directors

TRANSMISSÃO PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
OPEN CAPITAL COMPANY - CNPJ 02.998.611/0001-04

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETINGS

CALL NOTICE

As provided for in Articles 10 and 11 of the Bylaws, the Shareholders are called to meet in Ordinary and Extraordinary General Shareholders' Meetings of this Company, to be held on April 20, 2006, at 2:00 p.m., in its head office, at Rua Bela Cintra, 847 - 9th floor, in this city, in order to deliberate on the following Agenda:

1) Accounts of the Administrators and Financial Statements as of the fiscal year of 2005.

2) The Capital Budget for 2006, for the purposes foreseen in article 196 of Law 6.404/76.

3) Imputation of R$239,354,000.00 of remuneratory interest on own capital, equivalent to R$1.603334 per lot of a thousand shares, whose credits were previously approved by the Board of Directors, at the value of the dividends owed to the shareholders regarding the fiscal year of 2005, as provided for in article 32, paragraph 3, of the Bylaws.

4) Destination of R$97,300,000.00 to the shareholders, as additional dividends, equivalent to R$0.651773 per lot of a thousand shares, regarding the fiscal year of 2005. The shareholders stated in the share position ascertained on 04/20/2006 shall be entitled to the dividends, being the shares negotiated as from 04/21/2006 in the Stock Exchanges considered "ex-dividends". The payment shall be made without monetary adjustment within the term of 60 days after the holding of the Ordinary General Shareholders' Meeting. There will be no withholding at source, according to article 10 of Law 9.249/95.

5) Maintenance of the profit remaining balance regarding the fiscal year of 2005, in the amount of R$109,657,492.45, in the Retained Earnings account, according to article 196 of Law 6.404/76, and article 8, of CVM Instruction 59/86.

6) Election of the members of the Audit Committee, regular and alternate.

7) Election of member of the Board of Directors to fill the vacancy opened due to resignation reason, and new election of the entire Board of Directors according to paragraph 3 of article 141 of Law 6.404/76.

8) Ratification of the payment of premium to the administrators, according to CODEC Official Letter No. 211/2005, of 12/20/2005, and as provided for in article 152 of Law 6.404/76.

According to CVM Instructions Nos. 165/91 and 282/98, for the adoption of the multiple vote process, a minimum percentage of 5% (five per cent) of participation in the voting capital will be necessary.

The documents regarding the matters to be appreciated in the General Shareholders' Meeting are at the disposal of the Shareholders in the head office of the Company. The documents regarding items 1 to 5 are also available on the site www.cteep.com.br/Investidores.

São Paulo, March 16, 2006

Mauro Guilherme Jardim Arce
President of the Board of Directors